June 11, 2007

Mail Stop 3561

Douglas D. Hommert, Executive Vice President
FutureFuel Corp.
8235 Forsyth Blvd, 4th Floor
Clayton, MO 63105

> **Re:** **FutureFuel Corp.**
> **Form 10-12G**
> **Filed April 24, 2007**
> **File No.0-52577**

Dear Mr. Hommert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Business, page 1

1. The disclosure in this section includes industry statistics, representations concerning your products, and several company beliefs. The factual basis for your statistics, representations, beliefs, understandings, estimates and opinions in this section and throughout the filing should be disclosed. This is particularly true for statistics, scientific assertions and projections. Where the bases for such disclosures are studies, reports, experiments or tests, please:
   - identify with specificity the source of such data or the identity of the party performing the experiments and the name and date of any publication,

- disclose any relationship that you may have to the publisher of the document, the source of information, and/or the party performing the experiment, and
- describe the nature and date of the studies or experiments.

General Development of the Business, page 1

2. Please expand to disclose the principal terms of the acquisition of Eastman SE and explain how the acquisition terms were set, including the names of the parties involved in negotiating those terms.

Plan of Operation for the Consolidated Company, page 3

3. Please disclose the anticipated time schedule for completing each of the six core infrastructure projects you have identified and plan to execute to pursue your business strategy of building upon and expanding the Company's acquired operations. Your reference to "scheduled timetables" in the last sentence of the second paragraph of this section is noted. Please expand MD&A to quantify and discuss the anticipated costs involved in these projects, to the extent not presently disclosed.

FutureFuel Chemical Company, page 5

4. We also note in the seventh paragraph that "when market conditions support such an increase" you will increase production capacity of biodiesel within FutureFuel. Explain market and economic factors you will consider in conjunction with your decision and provide a progress report to date. Also, we note your concurrent efforts to seek to enhance margins. Please revise to clarify how you intend to generate increased volume, in addition to the other four categories (including the value-enhancing applications for glycerin co-product from the biodiesel manufacturing process) you intend to have impact upon as stated in the last paragraph of this section.

Biofuels Business Segment, page 6

Bioethanol, page 7

5. In the first paragraph, you disclose that this technology is in pilot testing. Please revise to include more information on the status of this testing effort, including the pilot commencement date, the testing and results to date, the costs involved and expected termination date. Also include the estimated commencement date for commercialization, if determinable.

6. Please identify the sources of the disclosure in the third paragraph pertaining to the several major and start-up enzyme manufacturers, including the source names,

names and dates of publication, as applicable. Also, disclose whether or not such information is publicly available or available at a cost.

7. Please describe the bioethanol industry and the extent of commercialization of bioethanol at present.

Emerging Biodiesel Industry, page 9

8. Please expand "Emerging Biodiesel Industry" to address any principal advantages of petrodiesel over biodiesel. For example, does it cost more to produce a gallon of biodiesel?

Volatile Margins, page 11

9. Please furnish copies of any charts to be presented in the registration statement. Several references are noted throughout the registration statement, e.g. "The Biodiesel Production Process", page 15.

10. Since the source reference indicated cannot be found, please provide a new Internet address or another reference for the source of the information in the chart on page 12.

11. In the disclosure introducing the table "Hypothetical Biodiesel Margin Per Gallon" please explain the basis for the assumed sales prices and costs in determining these margins.

Future Strategy of the Enlarged Group, page 18

12. We note that FutureFuel Chemical intends to take full advantage of promulgated incentives as is disclosed in the second paragraph of this section. In this regard, we also note your partnering with Virent Energy Systems under the $2 million award from the U.S. Department of Agriculture. Please disclose more details of the impact of this partnership on FutureFuel, including any monetary costs or benefits to the Registrant, along with other principal terms under the grant project. Please file any material agreement as an exhibit, or explain why the agreement is not required to be filed as an exhibit.

13. Please expand to provide more details on the activities in collaboration with the National Renewable Energy Laboratory and other private-sector technology providers and the impact on FutureFuel. If material, please disclose the anticipated cost of these activities in your MD&A disclosure.

Future Strategy, page 20

14. We note in the last sentence that routine production of refined glycerin is expected upon the identification of commercially viable opportunities. Please describe the efforts of the Registrant in this regard.

15. If material, please file as an exhibit the Arysta LifeScience North America Corporation agreement for the staff's consideration and include in the exhibit index.

Backlog, page 22

16. Please disclose the backlog information required by Item 101 of Regulation S-K or explain why disclosure in not required.

Risk Factors, page 29

17. Please add a risk factor disclosing the percentage of revenues derived from two customers in 2006 and that the contract with one such customer is set to expire in 2008 with no assurance of renewal. If you don't believe risk factor disclosure is appropriate, please explain.

Selected Financial Data, page 38

18. In accordance with Item 301(a) of Regulation S-K, please revise to include data for each of the last five fiscal years.

FutureFuel Chemical Company, page 38

19. It appears that the last sentence on page 38 and the first sentence on page 39 are incomplete. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

20. Please revise your disclosures to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. This section should supplement and not duplicate your policy disclosures in your financial statements. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to critical accounting estimates.

21. Please describe in more detail the internal control deficiency as of December 31, 2006, quantify the impact on the financial statements and describe the steps taken to address the deficiency.

22. The disclosure in the first paragraph under "Liquidity and Capital Resources" appears to reflect the financial statements of FutureFuel Corp. on a consolidated basis rather than FutureFuel Chemical Co. as presently disclosed. Please revise as appropriate.

23. If correct, please clarify the second paragraph under "Liquidity and Capital Resources" to indicate that it reflects Viceroy Acquisition Corp. before the acquisition of FutureFuel Chemical Co. Please explain why the proceeds from the July 2006 offering do not appear on the table in this paragraph. Further, please quantify and explain the principal uses of those proceeds. If part of these proceeds appears in the first paragraph, please quantify and explain.

24. Please clarify the sensitivity table to indicate the nature of the "Change in Gross Profit" and whether the amounts listed are dollar amounts. Also, please clarify "Percentage Change in Gross Profit" to indicate whether these are increases or decreases.

Results of Operations, page 40

25. We note corporate expenses were primarily allocated on a percentage of revenue basis. We also note that the corporate expense allocation decreased between each period presented, while your revenue decreased between fiscal 2004 and 2005, but increased between fiscal 2005 and 2006. Please revise your discussion to clarify the percentage of your corporate expense allocation for each period and discuss its correlation with your changes in revenues. Also, clarify how your corporate expenses post-transaction will relate to those allocated by your previous parent company.

Liquidity and Capital Resources, page 43

26. Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant changes in accounts such as accounts receivable, inventory, accrued expense and other current liabilities). Your analysis of cash flows should not merely direct the financial statement user to the information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350,

<http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Contractual Obligations, page 45

27. In order to provide clarity, please revise to include a footnote to your table describing your purchase obligations (e.g. $X in purchase contracts for Y).

Security Ownership of Certain Beneficial Owners and Management, page 48

28. Please name the individuals who are the beneficial owners of the shares held of record by the entities listed in the table.

Directors and Executive Officers, page 50

Business Experience, page 50

29. Mr. Levy is stated as having been a director of Traffix, Inc. since November 1995. However, our records fail to disclose Mr. Levy in this capacity. Please revise or advise.

30. Please identify the person serving as principal financial officer of the registrant before and after the acquisition.

Executive Compensation, page 53

31. As virtually all of your business operations are conducted at the subsidiary level, it appears that Messrs. Powell, Baker, Ladd and Hess may be executive officers of the registrant. See Instruction 2 to Item 402(a)(3) of Regulation S-K. Please revise your present disclosures that no compensation has been paid to any of your executive officers or directors, or advise. Further, as appropriate, please provide all Item 402 information as required, including the CD&A disclosure under Item 402(b).

32. Please revise the table to include compensation paid to the named persons by Eastman Chemical Company for 2006 before the combination.

Time Sharing Agreement, page 59

33. Please reconfirm the effective date of the Time Sharing Agreement of 4/18/08 in the first sentence.

Item 10. Recent Sales of Unregistered Securities, page 64

34. We note the disclosure that the underwriters "sold 16,875,000 units to the public". Please explain the basis for such sales under the federal securities laws.

35. Please disclose the exemption for the sales to qualified institutional buyers and accredited investors and the facts supporting the availability of the exemption.

FutureFuel Financial Statements

General

36. Please revise to prominently disclose related party transactions on the face of each of your financial statements in accordance with Article 4-08(k) of Regulation S-X.

Notes to the Consolidated Financial Statements

General

37. We reviewed your Investor Rights Agreement filed Exhibit 4.4. Please revise to disclose your Exchange Act registration commitments under this agreement. Specifically, disclose the timelines for filing a registration statement, having it declared effective and any liquidated damages related to this agreement (e.g. Section 4). For guidance, see FSP EITF 00-19-2.

Note 1 – Nature of Operations and Basis of Presentation

Acquisition Accounting, page 78

38. We note you acquired FutureFuel Chemical Company (f/k/a Eastman SE) for cash consideration of $71.2 million (exclusive of earn-out provisions) and accounted for the transaction as a reverse acquisition. Considering the disclosed facts and circumstances of the transaction, it appears it should have been accounted for as a purchase in accordance with SFAS 141. Tell us how you determined the accounting treatment of this transaction, specifically your consideration of paragraph 16 of SFAS 141. If you conclude purchase accounting is appropriate, please revise your filing to include (i) a balance sheet for the fiscal years ended December 31, 2006 and 2005, (ii) <u>audited</u> and labeled predecessor financial statements of Future Fuel Company for the years ended December 31, 2005 and 2004 as well as the pre-acquisition interim period from January 1, 2006 to October 31, 2006 and (iii) an income statement for the year ended December 31, 2006 that includes Future Fuel Company's operations from November 1, 2006 through December 31, 2006. In this connection, please note that your post-transaction filings must include the historical pre-merger financial statements of

the operating company until the combined company has three years of post-transaction operations.

39. In conjunction with the comment above, please revise to file pro-forma income statements for the periods required by Article 11 of Regulation S-X or tell us why you believe inclusion of such information will not be meaningful to a potential investor.

Note 2 – Significant Accounting Policies

Accounts Receivable, Allowance for Doubtful Accounts and Credit Risk, page 79

40. We note your accounts receivable has been reduced by an allowance for amounts that may be uncollectible. In accordance with Article 5-02(4) of Regulation S-X, please revise to disclose of the amount of the allowance for each period presented. In addition, please revise the "Accounts Receivable" caption on the face of the consolidated balance sheets to indicate that the presented balance is net of an allowance for amounts that may be uncollectible.

Inventory, page 80

41. We note you currently account for your inventory based on the last-in, first-out method (LIFO). In your letter dated October 16, 2006 to the Division of Corporation Finance's Chief Accountant, you provided Eastman SE's special purpose financial statements in which you accounted for inventory at average cost which approximated the first-in, first-out method (FIFO). This appears to be a change in accounting principle between the two presentations. Please revise your financial statements to include disclosures required by SFAS 154 or tell us why such disclosures are not required.

Note 3 – Inventories, page 83

42. In accordance with Article 5-02(6) of Regulation S-X, please revise to disclose the carrying value of work in process inventory.

Item 14 – Changes in and Disagreement with Accountants, page 104

43. Please amend to file a letter from Rothstein, Kass & Company, P.C., as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with your disclosures in this section of your filing.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker at (202) 551-3234 or me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies